Exhibit (a)(5)(C)

As you know, Skyworks is pleased to be proceeding with its acquisition of AATI. I recognize that public filings and press announcements can cause some unease among the employees involved. That is why I wanted to briefly share with you my perspective on the reasons for bringing Skyworks and AATI together, the anticipated benefits and positive outcomes, and what you can expect as an associate of Skyworks or AATI.

Before going any further, it is important to emphasize that Skyworks’ efforts to acquire AATI have been motivated by a significant amount of respect for AATI, its product portfolio, and the potential for impressive growth in the marketplace. Our strategy is to grow within our core mobile internet business (FES) while at the same time, increase the number of additional, complementary markets we address. In fact, our HPA business unit was recently formed under Liam Griffin’s leadership to accelerate our entry into new product markets with great technology and a mix of internal growth and acquisitions. We’ve entered energy management, home automation, mobile connectivity/WiFi, and doubled-down in wireless network infrastructure. AATI helps us realize both ambitions—to become a leader in mobile internet RF products and increasingly diversify the markets we address by adding camera flash and power management devices in smart phones, as well as products in e-book readers and flat screen televisions.

We believe that a combination of Skyworks and AATI businesses will allow us to offer our customers the most comprehensive solutions for their analog and RF applications. Skyworks’ global presence, customer relationships and world class supply chain will provide a strong growth platform for AATI while complementing our current products and solutions with those developed by AATI.

As you can tell, I’m excited about this opportunity. However, we are early in the process of realizing this vision. I want to assure you that Skyworks is committed to treating all employees with fairness and respect, and to keeping you informed throughout the closing and integration process. Also, you should feel free to e-mail any questions about this announcement to your management team, or directly to me, and we will do our best to respond in a timely manner.

Please enjoy the holidays. We will need your help to ensure a seamless business transition in the new year.

Sincerely,

Dave Aldrich

President and CEO